June 2, 2014

John P. Nolan Senior Assistant Chief Accountant United States Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549	VIA EDGAR

Re:	HMN Financial, Inc.
Form 10-K for the year ended December 31, 2013 Filed March 11, 2014 File No. 0-24100

Dear Mr. Nolan:

On behalf of HMN Financial, Inc. (“HMN” or the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced Form 10-K (the “Form 10-K”) and Form 8-K filed May 15, 2014, as set forth in your letter dated May 22, 2014.

For your convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the response of HMN.

On behalf of the Company, I hereby acknowledge that (i) HMN is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings, and (iii) HMN may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis, page 17

1.

Comment: In future filings, please revise your five year nonperforming assets table to include a specific line item for both non-accrual loans and troubled debt restructurings for each year. We note Item III.C of Guide III and the related instructions.

Response: In response to the Staff’s comment, in future filings the Company will define non-performing assets in the table as nonaccrual loans and foreclosed and repossessed assets. In addition, the narrative disclosure related to troubled debt restructurings on page 18 will be replaced with a five year troubled debt restructuring table, the form of which is set forth in Exhibit 1.

Mr. John P. Nolan, Securities and Exchange Commission

June 3, 2014

Exhibit 13

Notes to Consolidated Financial Statements

Note 1 Description of the Business and Summary of Significant Accounting Policies

Loans Receivable, net, page 30

2.

Comment: Please revise your future filings to disclose how often you obtain updated third party appraisals for your impaired collateral dependent loans and if this policy varies by loan type. Describe in more detail the types of adjustments you make to appraised values, including those made as a result of outdated appraisals. Discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses. Also, quantify the amount of collateral dependent loans for which you are using an appraisal performed within the past 12 months to serve as the primary basis of your valuation.

Response:
In response to the Staff’s comment, in future filings the disclosure related to Loans Receivable, net will be expanded to indicate how often appraisals are obtained on impaired collateral dependent non-residential, development, and single-family loans. The disclosure will also include a statement related to the adjustment to the appraised value for estimated selling costs in order to determine the fair value of the property. See Exhibit 2 for proposed changes to our current disclosure.

The amount of non-performing collateral dependent loans for which the Company had an appraisal within the prior 12 months was $12.0 million at December 31, 2013. We do not plan on adjusting our disclosure in future filings to quantify this amount because management does not believe that such information is material to the Company’s shareholders, the information is not readily available, and we are not aware of any specific requirement to disclose this information.

Note 19 Fair Value Measurement, page 53

3.

Comment: We note on page 30 of Exhibit 13 that appraisals are subject to frequent adjustments. Please tell us how you determined that collateral dependent loans valued using appraisals should not be classified as level 3 in the fair value hierarchy.

Response: In response to the Staff’s comment, the disclosure in future filings will be revised to make it clear that the appraised value may be subject to frequent adjustments due to changing economic prospects of borrowers or properties. We rely on third party appraisals less the estimated selling costs of the property to determine the fair market value of collateral dependent loans. Consistent with the definition of level 2 assets, the appraised value is based upon prices for similar properties in active markets that are observable in the market. We do not determine the fair market value of these loans from model-based techniques that use significant assumptions that are not observable in the market. Therefore, we believe that loans receivable for collateral dependent loans are properly classified as level 2 assets in the fair value hierarchy.

Mr. John P. Nolan, Securities and Exchange Commission

June 3, 2014

Form 8-K filed May 15, 2014

4.	Comment: Please revise your Form 8-K to disclose the date in which the Audit Committee of the Board of Directors voted to approve the change in accountants.

Response: In response to the Staff’s comment, we have disclosed the date in which the Audit Committee of the Board of Directors voted to approve the change in accountants in our Form 8-K announcing the engagement of the Company’s new audit firm that was filed on June 2, 2014.

* * * * *

If we can facilitate the Staff’s review of this letter, or if the Staff has any questions concerning any of the information set forth herein, please telephone me at (507) 535-1210.

Best Regards, HMN Financial, Inc.
/s/ Jon J. Eberle
Jon J. Eberle Chief Financial Officer

cc:	David Miller, Faegre Baker Daniels, LLP Kate Sherburne, Faegre Baker Daniels, LLP Jim Low, KPMG

EXHIBIT 1

Performing and Non-performing TDR's

The following table sets forth the amount of TDR's in the Company's portfolio at December 31 :

	2013	2012	2011	2010	2009

1-4 Family	909	3,600	3,805	2,589	610

Commercial Real Estate	16,459	25,875	20,058	14,871	4,315

Consumer	713	1,814	578	75	402

Commercial Business	1,148	1,766	4,763	1,756	0

Total TDR's	19,229	33,055	29,204	19,291	5,327

TDR's on Accrual Status	3,780	7,125	10,802	10,886	5,252

TDR's on Non-Accrual status	15,449	25,930	18,402	8,405	75

Total TDR's	19,229	33,055	29,204	19,291	5,327

Exhibit 2

Revised disclosure for Loans Receivable, net

Appraisals on collateral dependent non-residential loans, other than development loan types, are obtained when it is determined that the borrower's risk profile has deteriorated and the loan is reclassified as a non-pass credit. Subsequent new third party appraisals of properties securing non-pass non-residential loans are prepared at least every two years. For all development loan types, a new third party appraisal is prepared on an annual basis where current activity is not consistent with the assumptions made in the most recent third party appraisal. Non-performing single-family loans may have a third party appraisal or internal evaluation completed depending on the size of the loan and location of the property. Appraised values are reviewed on a quarterly basis and adjustments are made to the allowance for loan losses for temporary impairments and charge-offs are taken when the impairment is determined to be permanent. Foreclosed properties have a third party appraisal prepared to determine the market value of the property as soon as practical after obtaining possession of the property. The appraised values for all loan types are adjusted for estimated selling costs in order to determine the fair market value of the properties.